UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              WCI Communities, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    92923C104
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 20, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on January 12, 2007 (as amended, the "Initial 13D"), as amended by amendment No. 1 thereto, amendment No. 2 thereto (which was inadvertently filed as amendment No. 3), amendment No. 3 thereto, and amendment No. 4 thereto filed with the SEC by the Reporting Persons on February 16, 2007, May 31, 2007, June 6, 2007, and June 11, 2007, respectively, and as amended by the Tender Offer Statement on Schedule TO filed by the Reporting Persons, and certain affiliated parties, with the SEC on March 23, 2007, and as amended by amendments Nos. 1, 2 and 3 thereto filed by such parties with the SEC on May, 11, 2007, May 17, 2007 and May 21, 2007, respectively, with respect to the shares of Common Stock, par value $.01 (the "Shares"), issued by WCI Communities, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended by the addition of the following:

     On August 20, 2007, Carl Icahn and certain of his affiliates terminated their solicitation of proxies in connection with the election of directors to the Board of Directors (the "Board") of WCI Communities, Inc. ("WCI") at WCI's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"), pursuant to an agreement (the "Agreement"), by and among WCI and Icahn Partners LP, Icahn Partners Master Fund LP and High River Limited Partnership (collectively, the "Icahn Parties").

     Pursuant to the Agreement, (i) the Board has duly adopted a resolution providing that immediately prior to the 2007 Annual Meeting the size of the Board will be decreased from ten to nine members, (ii) the Icahn Parties have agreed to withdraw their slate of directors in the existing proxy contest with WCI in connection with the 2007 Annual Meeting and (iii) WCI will nominate for election and approve at the 2007 Annual Meeting Don E. Ackerman, Charles E. Cobb, Jr. and Hilliard M. Eure, III, who currently serve on the WCI Board (collectively and together with their successors, the "Incumbent Nominees"), as well as three candidates designated by the Icahn Parties, Carl C. Icahn, Keith Meister and David Schechter (collectively and together with their successors, the "Icahn Nominees"). In addition, WCI and the Icahn Parties have agreed to nominate and approve Craig W. Thomas, a Portfolio Manager at S.A.C. Capital Advisors, LLC, Nick Graziano, a Managing Director of Sandell Asset Management Corp., and Yale Law professor Jonathan R. Macey (collectively and together with their successors, the "Other Stockholders Nominees"), each of whom will be nominated and approved for election as directors by WCI for election at the 2007 Annual Meeting. The Agreement also provides that the Icahn Parties will vote in favor of such nominees at the 2007 Annual Meeting and the 2008 Annual Meeting of Stockholders, unless WCI is subject to a proxy contest by a third party seeking to replace the Icahn Nominees or that would have the effect, if successful, of decreasing below 1/3, the percentage of the Icahn Nominees' representation on the Board.

     Also, pursuant to the Agreement, WCI has amended its poison pill to raise the trigger of the pill from 15% to 25% (and to exclude therefrom securities, including convertible securities, purchased from WCI pursuant to an offering by WCI to all of its stockholders).

     In addition, pursuant to the Agreement, WCI has amended its Third Amended and Restated By-laws (the "By-laws") to provide, among other things, that from the date of the 2007 Annual Meeting until immediately prior to the date of WCI's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"), the affirmative vote of 88.88% of the authorized number of directors will be required to increase or decrease the size of the Board. The amendment to the Bylaws also established three nominating committees comprised of the Incumbent Nominees, the Icahn Nominee and the Other Stockholders Nominees that are from time to time members of the Board, and their successors, as applicable, with the exclusive power and the authority, from August 31, 2007 to the date immediately prior to the date of the 2009 Annual Meeting, (i) to each nominate three (3) persons for election as directors at WCI's 2008 Annual Meeting of Stockholders, and (ii) to fill any vacancies created in the Board and such committee resulting from the resignation or other cessation in service of any Incumbent Nominee, Icahn Nominee or Other Stockholders Nominee, respectively. These amended provisions of the Bylaws can be amended by the Board only by the affirmative vote of 88.88% of the total authorized number of directors. The Board of Directors, and not any committee thereof, will have the power to select the nominees for the management slate of directors for election at the 2009 Annual Meeting. In addition, the supermajority voting provisions of the By-laws described above will terminate prior to the 2009 Annual Meeting.

     WCI has also agreed, pursuant to the Agreement, that promptly following August 20, 2007, but in no event later than four (4) business days following August 20, 2007, WCI will publicly disclose (in its earnings call or otherwise in a manner reasonably satisfactory to the Icahn Parties) any and all non-public information concerning WCI that prior to the date of such public disclosure has been made available by or on behalf of WCI to the Icahn Parties or any of their affiliates, representatives, advisors, or financing sources, including without limitation, via access to WCI's data room site established in connection with WCI's recent auction process, that constitutes material non-public information concerning WCI. WCI has advised that all of such information will be posted on WCI's website promptly following its second quarter earnings release date, which WCI has previously announced is scheduled for August 22, 2007. Accordingly, any person wishing to view any such information should visit WCI's website at www.wcicommunities.com after August 22, 2007.

     The Agreement will terminate immediately before the 2009 Annual Meeting, or immediately following the 2007 Annual Meeting if the Icahn Nominees and the Other Stockholders Nominees are not elected to the Board or do not constitute two-thirds of the members of the Board.

     WCI and the Icahn Parties issued a joint press release (the "Press Release") in connection with the foregoing. Copies of each of the Agreement and the Press Release are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and each is incorporated herein by reference. Any descriptions herein of the Agreement or the Press Release are qualified in their entirety by reference to the Agreement and the Press Release, respectively, filed herewith.

     Representatives of the Reporting Persons have expressed to WCI, during discussions about settling the proxy contest, an interest in exploring the possibility of WCI making a rights offering to all WCI's stockholders and using all or a portion of the proceeds of the offering to reduce WCI's senior debt. The Reporting Persons believe that this may help strengthen WCI's balance sheet during current difficult economic conditions and which could position WCI to take advantage of market conditions when they improve, especially given that WCI's amended agreements with its senior lenders constrain, among other things, permitted housing inventory, and increases its cost of carrying such senior loans. However, the Reporting Persons made no firm determination as to the type of security which would be offered or whether a rights offering should in fact be made. Reporting Persons do expect that if the Icahn Nominees are elected to the Board, they will, subject to their fiduciary duties, raise the subject at a Board meeting.

SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT, AS AMENDED, RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND CERTAIN OF HIS AFFILIATES FROM THE STOCKHOLDERS OF WCI COMMUNITIES, INC. FOR USE AT ITS ANNUAL MEETING BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. THE AMENDED DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY ARE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended by the addition of the following:

1    The Agreement.

2    The Press Release.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2007


HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner
  By:  Barberry Corp., sole member

    By:  /s/ Edward E. Mattner
         ---------------------
         Name:  Edward E. Mattner
         Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By:  Barberry Corp., sole member

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


BARBERRY CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Managing Director


ICAHN OFFSHORE LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Managing Director


CCI OFFSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Managing Director

ICAHN PARTNERS LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Managing Director


ICAHN ONSHORE LP

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Managing Director


CCI ONSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Managing Director

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN